Exhibit 14.1

WisdomTree Digital Commodity Services, LLC

Code of Conduct

Introduction

WisdomTree Digital Commodity Services, LLC (the “Sponsor”) serves as the sponsor of the WisdomTree Bitcoin Fund (the “Trust”), which intends to operate as an exchange-traded fund that issues common shares of beneficial interest (the “Shares”) that will be listed on the Cboe BZX Exchange, Inc. (the “Exchange”). The Trust’s investment objective is to gain exposure to the price of bitcoin, less expenses and liabilities of the Trust’s operations, by holding bitcoin.

The Sponsor has adopted this Code of Conduct (the “Code”) which set forth standards of conduct expected of Officers of the Sponsor and Sponsor Personnel (as defined below) as relates to the Sponsor’s activities in sponsoring the Trust. The Sponsor has no employees, but relies on employees of its affiliates (i.e., dual hatted personnel) to perform regular functions or duties that involve making, participating in or obtaining information regarding the purchase or sale of bitcoin by the Trust (the “Sponsor Personnel”). An Officer of the Sponsor or Sponsor Personnel may each be referred to as a “Covered Person” and collectively as “Covered Personnel,”.

In addition, all Covered Personnel are simultaneously subject to additional standards, procedures and/or reporting requirements by one or more affiliates of the Sponsor (“Affiliate Procedures”) and should ensure compliance with all such requirements of Affiliate Procedures.   Insofar as a Covered Person is subject to Affiliate Procedures that function as a code of conduct, code of ethics or other subject matter materially similar to that contained herein with materially similar requirements (“Materially Similar Affiliate Procedures”), to avoid duplication of reporting obligations, a Covered Person shall be deemed to be in compliance with this Code if he or she is in compliance with such Materially Similar Affiliate Procedures. Any question regarding the application of a particular standard, procedure or requirement should be directed to the Head of Compliance (the “Designated CO”).

Conflicts of Interest

A “conflict of interest” exists when a person’s private interests may be contrary to the interests of the Trust or to the interests of the Sponsor. A conflict situation can arise when a Covered Person takes actions or has interests (business, financial or otherwise) that may make it difficult to perform his or her work objectively and effectively. Whenever a conflict of interest exists between the Sponsor or any of its affiliates, on the one hand, and the Trust or any shareholders or any other person, on the other hand, the Sponsor will resolve such conflict of interest considering the relative interest of each party (including its own interest) and the benefits and burdens relating to such interests, any customary or accepted industry practices, and any applicable accepted accounting practices or principles. This Code does not attempt to identify possible conflicts of interest. Covered Personnel are encouraged to seek clarification of, and discuss questions about, potential conflicts of interest.

Personal Trading Policy

Sponsor Personnel may transact in bitcoin with prior approval of Compliance. Covered Personnel that are not Sponsor Personnel may transact in bitcoin without such prior approval of Compliance. All purchases and sales of bitcoin by Sponsor Personnel are required to be pre-cleared through MyComplianceOffice (“MCO”) platform (https://mctmco.com) (or such other method as approved by Compliance) and approved prior to transacting.

Insider Trading

There are instances where Covered Personnel may have confidential “inside” information about the Trust that is not known to the investing public. Covered Personnel must maintain the confidentiality of such information. If a reasonable investor would consider this information important in reaching an investment decision, the Covered Person with this information must not buy or sell bitcoin or disclose such information to someone else who then buys or sells bitcoin on such information.

Improper Influence on Conduct of Audits

Covered Personnel are prohibited from taking any action to coerce, manipulate, mislead, hinder, obstruct, or fraudulently influence any external auditor or regulator engaged in the performance of an audit or review of WisdomTree’s financial statements and/or procedures. Covered Personnel are required to cooperate fully with any such audit or review.

Accuracy of Disclosure

Applicable laws impose public and/or regulatory disclosure requirements on the Sponsor and/or the Trust and require it to regularly file reports, financial information and make other submissions to various regulators. Such reports and submissions must comply with all applicable legal requirements and may not contain misstatements or omit material facts.

Compliance and Reporting of Misconduct / “Whistleblower” Protection

No code can address all specific situations. Each Covered Person is responsible for applying the principles set forth in this Code in a responsible fashion and with the exercise of good judgment and common sense. Whenever uncertainty arises, a Covered Person should seek guidance from the Designated CO before proceeding.

All Covered Personnel should promptly report any practices or actions that such Covered Person believes to be inappropriate or inconsistent with any provisions of this Code. In addition, all Covered Personnel must promptly report any actual violations of the Code to the Designated CO. Any person reporting a violation in good faith will be protected against reprisals in accordance with applicable law.

Sanctions

Upon learning of a violation of this Code, the Sponsor, with the advice of the Designed CO and/or Chief Legal Officer, may impose such sanctions as are appropriate, including, among other things, restitution, censure, suspension, or termination of service. Covered Personnel who fail to comply with this Code may also be violating applicable federal, state, or other laws.

Certifications

Covered Personnel must certify, generally at least annually to the Designated CO, that he or she has read and understands the Code, recognizes that he or she is subject hereto and has complied with its provisions and disclosed or reported all transactions and other items required to be disclosed or reported under the Code. A form of certification is provided in Appendix A. The Designated CO may also require interim certifications, including for significant changes to the Code.

Dated: January 10, 2024

Appendix A

Code of Conduct

Certification and Disclosure

I hereby acknowledge receipt of the Code of Conduct (the “Code”) of WisdomTree Digital Commodity Services, LLC. I certify that I have read and understand the Code and recognize that I am subject to its provisions. I have reviewed my own situation and conduct in light of the Code and certify that that I am in compliance with the Code. I understand that any violation(s) of the Code may result in sanctions.

To the extent not otherwise disclosed, I hereby disclose the following:

(check here if N/A [ ]):

Signature:

Print Name:

Date: